EXHIBIT 99.1

Share Transfer Agreement

Transferor ("Party A"): Lishui Xincai Industrial Co., Ltd.

Legal representative: Wangfeng Yan

Address: 3F, Building 1, No. 10, Censhan Road, Nanmingshan Street, Liandu District, Lishui City, Zhejiang Province

Transferee ("Party B"): Lishui Chida Logistics Co., LTD

Legal representative: Aijuan Pan

Address: Room 110-14, No. 162 Xianglong Road, Nanmingshan Street, Liandu District, Lishui City, Zhejiang Province (Lijing National Industrial Park)

Lishui Jikang Energy Technology Co., Ltd. (the "target company") was established in Lishui City, Zhejiang Province on January 2, 2020 with a registered capital of RMB 5 million yuan and 100% held and operated by Party A. Party A would like to transfer and Party B would like to receive the 100% shares held by Party A.

In accordance with the provisions of the Company Law of the people's Republic of China and the contract Law of the people's Republic of China, the parties have reached the following Agreement on the transfer shares by consensus:

1. The Subject Qualifications

1.1 Party A is a legally established and effective independent legal enterprise, and the Uniform social credit code is: 91331102MA2A17UD10. Party A's shareholder has approved the transfer of all the shares of the target company.

1.2 Party B is a legally established and effective independent legal enterprise, the Uniform social credit code is: 91331127MA2E3CB96M.

2. Share Transfer

2.1 Party A hereby agrees to sell all its shares and assets of the target company to Party B, and Party B agrees to purchase them. After the transfer is completed, Party B shall hold 100% of the shares of the target company.

2.2 As of December 27, 2023, the rights and liabilities of the target company have been accounted for clearly and without concealment, and both parties to the transfer have approved.

3. Transfer Price and Payment Method

3.1 Party A agrees to transfer 100% of its shares of the target company to Party B under the conditions set out in this Agreement, and the total price of this share transfer is RMB 5,000,000 yuan.

3.2 Party B shall pay the price in cash as follows:

3.2.1 Within 15 days after the execution of this Agreement, 60% of the total transfer price shall be paid, i.e. RMB 3,000,000 yuan.

3.2.2 The remaining RMB 2,000,000 yuan shall be paid by Party B within 15 working days after the completion of the equity delivery.

4. Party A’s Representations

4.1 Party A warrants that it has full and effective right to dispose of the shares transferred to party B and that there is no undisclosed guarantee, pledge or other legal disputes about the transferred shares.

4.2 Party A as the target company’s shareholder has fully fulfilled the capital contribution obligation of the target company's registered capital.

4.3 The transfer of shares of the target company has been duly approved and authorized by the target company and Party A.

2

5. Party B’s Representations

5.1 Party B recognizes and will abide by the amended articles of association of the target company.

5.2 Party B has obtained the organizational approval and authorization for the purchase of the shares of the target company.

5.3 Party B warrants that the funds used for acquisition come from its own legally owned funds.

6. Transfer Fees and Change of Registration

6.1 Party A shall, after consultation with the target company, complete the required regulatory registration or approval procedure for the share transfer.

6.2 Both parties agree that Party B shall bear the relevant expenses incurred in handling the share transfer agreed herein.

6.3 Party B shall not, from the date of the purchase of all the shares of the target company, seek payment of any fees from Party A in connection with the target company’s operations.

6.4 Party B accepts all equipment, facilities and corollary equipment of the target company without any conditions attached.

6.5 The ownership rights to the shares of the target company shall officially be transferred to Party B on the date of signing the Agreement, and the date of signing this Agreement shall be the delivery date of the shares.

6..6 Before the Agreement is signed, Party A has completed the transfer of seal, license and other relevant materials to Party B.

7. Rights and Obligations of Shareholders

7.1 From the date of signing the agreement, Party A will no longer enjoy the rights of the shareholders of the target company corresponding to the transfer of shares and will no longer perform the obligations of the shareholders.

7.2 From the date of signing the agreement, Party B shall enjoy the rights and obligations of the shareholders of the target company. If necessary, Party A shall assist Party B in exercising the rights of shareholders and fulfilling the obligations of shareholders, including signing relevant documents in the name of Party A.

3

8. Guarantee

The subsidiary of the target company, Zhejiang Tantech Bamboo Technology Co., Ltd. . ("Tantech Bamboo"), has provided mortgage guarantee for Party A's affiliated company, Zhejiang Tantech Bamboo Charcoal Co., Ltd. ( "Tantech Charcoal"), in connection with a RMB 49 million mortgage loan from Lishui sub-branch of Bank of China. After the equity transfer, Party B agrees to cause Tantech Bamboo to continue to provide guarantee for Tantech Charcoal within three years after the expiration of the guarantee. Whether or not to provide the guarantee after the expiration of the guarantee shall be determined by the parties then.

9. Patent Transfer

Party A shall transfer the patent which it legally owned (a utility model relating to a filling and fixing device for a bottle of plant nutrient solution) (patent number: __) to Tantech Charcoal without charge.

10. Alteration and Dissolution of the Agreement

This Agreement may be changed or terminated in any of the following cases, but both parties shall sign a change or cancellation agreement.

10.1 This Agreement cannot be fulfilled due to force majeure or an external cause that cannot be prevented without any fault from one party;

10.2 One party loses its actual performance capability;

10.3 The breach of contract by one party has seriously affected the economic benefit of the other party;

10.4 Due to changes in the situation, both parties reach an agreement through consultation;

10.5 Other changes or cancellations agreed in the contract appear.

4

11. Liability for Breach of Contract

11.1 If any party fails to perform the Agreement or seriously violates any of the terms of this Agreement, the defaulting party shall compensate the non-defaulting party for all economic losses. Unless otherwise stipulated in the Agreement, the non-defaulting party also has the right to request the termination of this Agreement and to claim from the defaulting party for all the financial losses suffered by the non-defaulting party.

11.2 If Party B fails to pay the share transfer payment on time according to the provisions of Article 2 of this contract, 1/1000 of amount of total delayed part of the price shall be paid as penalty for each delayed day. After Party B has paid the late penalty fee to Party A, if the losses for Party A exceeds the amount of the late penalty due to Party B’s breach the contract or Party A has other damages due to Party B’s breach of contract, Party A shall maintain the rights to claim compensation for other damages.

12. Confidentiality Clause

12.1 Without the written consent of the other party, neither party shall disclose to the third party any business secret or related information known during the performance of the Agreement, nor shall it disclose the contents of this Agreement and related archives to any third party, except for those that are required to be disclosed by laws and regulations.

12.2 The confidentiality clause is an independent clause, and this clause is valid regardless of whether this Agreement is signed, changed, cancellation or terminated.

13. Dispute Resolution Clause

Any dispute between Party A and Party B arising from the performance of this Agreement or related to this Agreement shall be settled through friendly negotiation. If the negotiation fails, either party has the right to resolve it in the first way:

13.1 File a lawsuit in the people's court where the Agreement was signed.

13.2 File a lawsuit in the People's Court of Party A.

13.3 File a lawsuit in a people's court with jurisdiction.

5

14. Effective Clauses and others

14.1 This Agreement takes effect immediately after both parties stamp on it.

14.2 After the Agreement being into force, if one party needs to amend this Agreement, it shall notify the other party in writing (1) one business day in advance and sign a supplementary agreement after negotiation. Supplementary agreement shall have the same effect as this Agreement.

14.3 The Agreement is made in quadruplicate, each of which shall be deemed equally authentic. Each party shall hold one copy and the rest is submitted to the relevant authorities for approval or filing.

14.4 The Agreement is made on December 29, 2023 in Lishui City.

Party A: (stamp)	Party B: (stamp)

Legal Representative: (Signature)	Legal Representative:(Signature)

Date: December 29, 2023	Date: December 29, 2023

6